77D     Policies with respect to security investment

                     Change of Investment Policies

The Fund's Board of Directors approved modifications to the PIMCO Commercial Mortgage Securities Trust, Inc.'s (the "Fund") investment policies as a result of a new rule promulgated by the Securities and Exchange Commission ("Commission"). The Commission adopted new Rule 35d-1 under the Investment Company Act of 1940, as amended (the "Names Rule"), generally requiring a fund with a name suggesting a focus in a particular type of investment to invest under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes), in the type of investment suggested by its name. As a result, effective July 31, 2002, the Board of Directors of the Fund adopted a non-fundamental policy to invest, under normal circumstances, at least 80% of its net assets, plus the amounts of any borrowings for investment purposes, in commercial mortgage-backed securities. Prior to the change, the Fund was subject to a similar requirement with regard to 65% of its total assets. Pacific Investment Management Company LLC, the Fund's investment adviser, does not believe that the new policy will result in any changes in the way the Fund is currently managed.

This investment policy may be changed in the future by the Fund's Board of Directors without shareholder approval. The Fund will provide shareholders with at least 60 days' prior notice of any change to this investment policy.

In addition, the Fund changed its investment policies: (i) to eliminate the requirement that liquid assets segregated to meet asset coverage requirements be "high grade debt obligations rated A or better"; and (ii) to permit the Fund to invest in futures and related options for other than bona-fide hedging purposes, provided that, immediately after such an investment, the aggregate initial margin deposits plus premiums paid for open futures options positions, less the amount by which any such options are "in the money," does not exceed 5% of the Fund's net assets. These changes were designed to reflect, among other things, changes in regulatory requirements since the Fund's launch in 1993.